UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
under
the Securities Exchange Act of 1934

For the month of August, 2025	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)

CIBC Square, 81 Bay Street
Toronto, Ontario
Canada M5J 0E7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:
Form 20-F ☐    Form 40-F ☑

The information contained in this report under “Management’s Discussion and Analysis” on pages 1-50 and “Interim Consolidated Financial Statements”, including the notes thereto on pages 51-75, is incorporated by reference into Registration Statements on Form S-8 File Nos. 333-130283, 333-09874 and 333-218913 and Form F-3 File Nos. 333-219550, 333-220284, 333-272447, and 333-273505.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: August 28, 2025	By:	/s/ Allison Mudge
	Name:	Allison Mudge
	Title:	Senior Vice-President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Report to Shareholders for the Third Quarter, 2025

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)